UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 15
_____________________________________
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-38040
 _____________________________________
Alta Mesa Resources, Inc.
(Exact name of registrant as specified in its charter)
 _____________________________________
15021 Katy Freeway, Suite 400
Houston, Texas 77094
(281) 530-0091
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to purchase one share of Class A Common Stock
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

_____________________________________
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 66*

* As previously disclosed, Alta Mesa Resources, Inc. (the “Registrant”) and its subsidiaries have filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Court”). On January 24, 2020, the Court approved the execution of two purchase and sale agreements pursuant to which the Registrant, through its subsidiaries, agreed to sell all of its assets (the “Bankruptcy Sales”). The Bankruptcy Sales are expected to close in February 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Alta Mesa Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Alta Mesa Resources, Inc.

Date: February 19, 2020	By:	/s/ John C. Regan
	Name:	John C. Regan
	Title:	Chief Financial Officer